               THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
                         RULE 901(d) OF REGULATION S-T


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        CADUS PHARMACEUTICAL CORPORATION
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                         (Title of Class of Securities)

                                  127639-10-2
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                 (CUSIP Number)

               E.J. BUCKINGHAM, III, ESQ., SOLVAY AMERICA, INC.,
      3333 RICHMOND AVENUE, HOUSTON, TEXAS  77098, TEL. NO. (713) 525-6080
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 JULY 17, 1996
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 Pages

                                 SCHEDULE 13D

CUSIP NO. 127639 10 2                                        PAGE 2 OF 6 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Physica B. V.
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      AF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      The Netherlands
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,599,942 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   None
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,599,942 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     None
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,599,942
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      13.75%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

           This Schedule 13D relates to the common stock, $ .01 par value (the "Common Stock"), of Cadus Pharmaceutical Corporation, a Delaware corporation ("Cadus").

           The address of the principal executive office of Cadus is 777 Old Saw Mill River Road, Tarrytown, New York 10591.


ITEM 2.  IDENTITY AND BACKGROUND.

           Physica B.V. ("Physica") is a Dutch corporation that is in the business of forwarding, including but not limited to pharmaceutical, chemical, biological, and mechanical products. Its principal business address and the address of its principal office is C.J. van Houtenlaan 36, 1381 CP Weesp, The Netherlands.

           (d)   Not applicable
           (e)   Not applicable


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On July 17, 1996, Physica acquired 715,000 shares of Common Stock in connection with the initial public offering of Cadus. Physica paid $5,005,000 ($7.00 per share) for 715,000 shares. Physica borrowed the entire amount from Sodufa B.V., which is the holding company for Solvay Duphar B.V., which is the parent company of Physica.


ITEM 4.  PURPOSE OF TRANSACTION.

           In November 1995, and in conjunction with a Research Collaboration and License Agreement between Cadus and Solvay Duphar B.V., Physica entered into a Preferred Stock Purchase Agreement (the "Agreement") with Cadus pursuant to which Physica acquired 2,500,000 shares of the Series B Preferred Stock of Cadus, which were later converted into shares of Common Stock. In addition to the purchase of Preferred Stock, the Agreement provided that, in the event Cadus effected an initial public offering during the term of the research agreement, Physica would be required to purchase up to $5,000,000 of Common Stock in the offering, subject to certain conditions. Although Cadus waived its right under the Agreement to have Physica purchase shares in the initial public offering, Physica complied with the terms of the Agreement and purchased 715,000 shares of Common Stock at an aggregate price of $5,005,000.

           At the time Physica entered into the Agreement, it became a party to a stockholders' voting agreement (which, by its own terms, terminated upon consummation of the initial public offering) pursuant to which Physica was entitled to designate one nominee to the board of directors of Cadus. Physica has no present intention to increase its representation on the board of directors.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

           (a)   Amount Beneficially Owned:  1,599,942 shares
                 Percent of Class:  13.75%





                               Page 3 of 6 Pages

           (b)   Sole Voting Power:  1,599,942 shares
                 Shared Voting Power:  none
                 Sole Dispositive Power:  1,599,942 shares
                 Shared Dispositive Power:  none

           (c) On July 17, 1996, Cadus priced a public offering of 2,750,000 shares of Common Stock, which sale closed on July 22, 1996. Physica purchased 715,000 shares of Common Stock, at $7.00 per share, in the public offering.

           (d)   Not applicable.

           (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Physica was a party to a stockholders' Voting Agreement that gave Physica the right to designate one member to the board of directors of Cadus. Pursuant to the terms of the Voting Agreement, it terminated upon consummation of the initial public offering of the Common Stock on July 17, 1996.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

           None





                               Page 4 of 6 Pages

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 27, 1996
                                     PHYSICA B.V.



                                     By: /s/ Dr. Jan Willem Frederik van Ingen
                                        ---------------------------------------
                                          Dr. Jan Willem Frederik van Ingen
                                                         Director





                               Page 5 of 6 Pages

ANNEX A

Information With Respect To Officers and Directors

Item 2.  (a), (b), (c) and (f)

DIRECTORS:

(a)  Dr. Jan Willem Frederik van Ingen
(b)  Meester H. Enschedeweg 1, 2111 EA Aer enhout
(c)  Managing Director of Solvay Duphar B.V.
(d)  Dutch


OFFICERS:


(a)  Michel Sanders (executive officer of Physica)
(b)  Alpen Rondweg 6 1186 C2 Amstelveen
(c)  Credit Manager of Solvay Duphar B.V.
(d)  Dutch

(a)  Rob Timmerman (executive officer of Physica)
(b)  Frans Halshof 15, 13 96 ER Nederhorst Den Berg
(c)  Manager Forwarding of Solvay Duphar B.V.
(d)  Dutch


(d) No director or officer of Physica has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No director or officer of Physica was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



No director or officer of Physica has any beneficial ownership of securities of Cadus other than the shares held directly by Physica nor do any of such persons have any plans with respect to Cadus or arrangements or relationships with other persons that might require disclosure under Items 4 or 6 of Schedule 13D.





                               Page 6 of 6 Pages